UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 27 August 2026
Commission File Number 333-234096

Sibanye Stillwater Limited

(Translation of registrant's name into English)

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Bridgeview House, Ground Floor
Weltevreden Park, 1709
South Africa
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Stillwater Limited

Date: 27 August 2026

By:          /s/ Charl Keyter
Name:    Charl Keyter
Title:       Chief Financial Officer

EXHIBIT INDEX

Exhibit          Description
99.1               Market release